Exhibit 99.1

January 10, 2023

Venator Materials PLC (the “Company” or “Venator”) (NYSE: VNTR) today issued the following statement regarding the letter published by J&T MS 1 SICAV (“J&T”).

We maintain a regular and open dialogue with our shareholders and welcome their input. Members of our Board and management team have been working to engage in constructive conversations with J&T for several months and proactively scheduled a meeting recently with J&T to better understand its views. Beyond its demand for Board seats, J&T has yet to offer any concrete thesis or recommendations.

Venator is navigating unprecedented headwinds of macroeconomic uncertainty, low consumer confidence, weak demand, record high energy prices and other inflationary costs. In response, the Company has taken a number of recent actions including: 1) implementing a $50 million cost reduction program, 2) closing a sale-leaseback transaction for a Color Pigments manufacturing site for $51 million, and 3) entering into a definitive agreement to divest the iron oxide business from within the Color Pigments business to Cathay Industries for an enterprise value of $140 million.

We have been working hard on a path forward to address the near-term challenges of our business in this macroeconomic environment to position Venator for long-term success. We will update the market as soon as possible.

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, divestitures or strategic transactions, including the sale of the iron oxide business from within the Color Pigments business to Cathay Industries, business trends and any other information that is not historical information. When used in this press release, the words “estimates,” “expects,” “anticipates,” “likely,” “projects,” “outlook,” “plans,” “intends,” “believes,” “forecasts,” or future or conditional verbs, such as “will,” “should,” “could” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions and beliefs. In particular, such forward-looking statements are subject to uncertainty and changes in circumstances and involve risks and uncertainties that may affect the Company’s operations, markets, products, prices and other factors as discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Significant risks and uncertainties may relate to, but are not limited to, ongoing impact of COVID-19 on our operations and financial results, volatile global economic conditions, cyclical and volatile product markets, disruptions in production at manufacturing facilities, timing of proposed transactions, reorganization or restructuring of the Company’s operations, including any delay of, or other negative developments affecting the ability to implement cost reductions and manufacturing optimization improvements in the Company’s businesses and to realize anticipated cost savings, and other financial, operational, economic, competitive, environmental, political, legal, regulatory and technological factors. Any forward-looking statement should be considered in light of the risk factors contained in the Company’s SEC filings available at www.sec.gov, including the Company’s most recent annual report on Form 20-F and quarterly reports on Form 6-K and such reports that are subsequently filed with the SEC. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason.